BUILDING A STRONGER HOLLYWOOD

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Setting the Record Straight

PARAMOUNT FILES PROXY MATERIALS AND EXTENDS TENDER OFFER FOR WARNER BROS. DISCOVERY

Paramount, a Skydance Corporation ("Paramount"), has filed preliminary proxy materials with the U.S. Securities and Exchange Commission to solicit shareholders of Warner Bros. Discovery, Inc. ("WBD") to vote against the amended transaction with Netflix, Inc. and related proposals at the special meeting of WBD stockholders. Paramount has also extended its $30 per share all-cash tender offer to February 20, 2026, reaffirming its commitment to a transaction with WBD at a $108.4 billion enterprise value that is significantly greater and far more certain than the purported $82.7 billion enterprise value of the Netflix transaction.

Paramount's strategically and financially compelling offer to WBD shareholders provides a superior alternative to the Netflix transaction, which offers inferior and uncertain value and exposes WBD shareholders to a protracted multi-jurisdictional regulatory clearance process with an uncertain outcome.

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EXTENDED HOURS
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BREAKING NEWS
PARAMOUNT AMENDS OFFER FOR WBD
AIMS TO ADDRESS WARNER BROS.' CONCERNS ABOUT BID
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FORTUNE JAN 8, 2026

Warner Bros. Discovery's board isn't choosing a deal — it's avoiding one

READ ON FORTUNE →

PUCK: THE TOWN DEC 12, 2025

Gerry Cardinale Podcast Appearance

READ THE TRANSCRIPT →

CNBC DEC 8, 2025

David Ellison on Squawk on the Street

WATCH SEGMENT →

PARAMOUNT'S OFFER PROVIDES WBD SHAREHOLDERS WITH MORE VALUE AND CERTAINTY

Paramount's proposal is more compelling to WBD shareholders on several fronts:

- **Price:** An all-cash offer at $30.00 per share, equating to an enterprise value of $108.4 billion, which represents a 139% premium to the undisturbed WBD stock price of $12.54 as of September 10, 2025. In contrast, the value expected to be derived from the proposed Netflix transaction comprises (a) $27.75 per share in cash, less the amount of any net debt adjustment, plus (b) the to-be-issued equity in Discovery Global, which Paramount estimates has an implied equity value of $0.00 per share, after giving effect to approximately $15 billion of net debt (which has been disclosed by WBD at the higher amount of $17.0 billion as of June 30, 2026, decreasing over time to $16.1 billion as of December 31, 2026) to be allocated to Discovery Global.
- **Structure:** Paramount's proposal is for all of WBD, without leaving WBD shareholders with a sub-scale and highly leveraged stub in Global Networks, as the Netflix agreement assumes. If WBD has to allocate some or all of Discovery Global's debt back to its Streaming and Studios business, that will reduce the per share consideration dollar-for-dollar that WBD shareholders will receive. If the declining Discovery Global business is leveraged in line with its closest comparable company, Versant Media, at 1.25x NTM EBITDA, it could only support ~$5.1 billion of net debt as of June 30, 2026. At that debt level, ~$11.9 billion would be transferred to Warner Bros. Studio & Streaming business, reducing the cash per share from Netflix to WBD shareholders to ~$23.20.
- **Timeline and regulatory certainty:** Paramount is highly confident in achieving expeditious regulatory clearance for its proposed offer, as it enhances competition and is pro-consumer, while creating a strong champion for creative talent and consumer choice. In contrast, the Netflix transaction is predicated on the unrealistic assumption that its anticompetitive combination with WBD, which would entrench its monopoly with a 43% share of global Subscription Video on Demand (SVOD) subscribers, could withstand multiple protracted regulatory challenges across the world. In many European Union countries the Netflix transaction would combine the dominant SVOD player with the number two or strong number three competitor. The Netflix transaction creates a clear risk of higher prices for consumers, lower pay for content creators and talent and the destruction of American and international theatrical exhibitors. Netflix has never undertaken large-scale acquisitions, resulting in increased execution risk which WBD shareholders would have to endure.

"WBD shareholders deserve an opportunity to consider our superior all-cash offer for their shares in the entire company. Our public offer, which is on the same terms we provided to the Warner Bros. Discovery Board of Directors in private, provides superior value, and a more certain and quicker path to completion. We believe the WBD Board of Directors is pursuing an inferior proposal which exposes shareholders to a debt allocation mechanism that reduces the cash consideration of the transaction, an uncertain future trading value of the Global Networks linear cable business and a challenging regulatory approval process. We are taking our offer directly to shareholders to give them the opportunity to act in their own best interests and maximize the value of their shares.

"We believe our offer will create a stronger Hollywood. It is in the best interests of the creative community, consumers and the movie theater industry. We believe they will benefit from the enhanced competition, higher content spend and theatrical release output, and a greater number of movies in theaters as a result of our proposed transaction. We look forward to working to expeditiously deliver this opportunity so that all stakeholders can begin to capitalize on the benefits of the combined company."

David Ellison
Chairman and CEO of Paramount

RESOURCES

JAN 22, 2026

Preliminary Proxy Statement

Read proxy statement

JAN 22, 2026

Extended Tender Offer Statement

Read tender offer

JAN 7, 2026

Paramount Chief Legal Officer Makan Delrahim's Statement to U.S. House Judiciary Committee

Read the statement

DEC 22, 2025

Amended Tender Offer Statement

Read tender offer

DEC 22, 2025

Setting the Record Straight

Read the facts

DEC 22, 2025

Tender Offer FAQ

Read FAQ

DEC 10, 2025

Letter to WBD Shareholders

Read letter

DEC 8, 2025

Investor Presentation

View presentation

DEC 8, 2025

Conference Call & Webcast

View webcast

DEC 8, 2025

Tender Offer Statement

Read tender offer

PRESS RELEASES

JAN 22, 2026

Paramount Files Proxy Materials and Extends Tender Offer

Read press release

JAN 12, 2026

Paramount Provides Update to WBD Shareholders on Actions It Is Taking to Advance Its Superior $30 Per Share All-Cash Offer

Read press release

JAN 8, 2026

Paramount Reaffirms Commitment to Delivering Superior $30 Per Share All-Cash Offer to WBD Shareholders

Read press release

DEC 22, 2025

Paramount Amends Its Superior $30 Per Share All-Cash Offer for WBD

Read press release

DEC 17, 2025

Paramount Affirms Commitment to Superior $30 Per Share All-Cash Offer for WBD

Read press release

DEC 8, 2025

Paramount Launches All-Cash Tender Offer to Acquire WBD for $30 Per Share

Read press release

FREQUENTLY ASKED QUESTIONS

The below frequently asked questions provide a summary of relevant information for shareholders looking to understand more about Paramount's tender offer. Full details of the tender offer can be found here.

Why should I tender my shares?

- Paramount has launched an all-cash tender offer to acquire all outstanding shares of Warner Bros. Discovery ("WBD") for $30.00 per share. We believe our offer provides superior value through a simple all-cash structure for the entirety of WBD and a quicker, clearer path to completion than the transaction that WBD agreed to with Netflix. It is not too late to get the benefits of Paramount's offer if you act now. By tendering your shares, you are registering your view with the WBD Board of Directors that Paramount's offer is superior to the Netflix transaction.

How do I tender my shares?

- If you are the record holder of your shares:
  - Mail the following to Equiniti Trust Company, LLC, which is acting as depositary in the offer, at one of the addresses specified in the Letter of Transmittal:
    - the certificates representing your shares;
    - a completed Letter of Transmittal; and
    - any other documents required by the Letter of Transmittal.
  - The mailing must occur by 5:00 p.m., New York City time, on February 20, 2026 (unless further extended by Paramount).
- If you hold your shares in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee (a "Broker")):
  - Request that your Broker effect the transaction for you.
  - Each such Broker will detail the process in its communication to you about the offer.
- Contact Okapi Partners LLC ("Okapi"), our information agent, at the number or email set forth below for assistance with tendering your shares or with any other specific questions about the offer.
- For detailed instructions on procedures for tendering your shares, please see the section of the Offer to Purchase entitled "*The Offer–Section 3–Procedure for Tendering Shares,*" which can be accessed here. A form of the Letter of Transmittal is filed as an exhibit to the Schedule TO-T filed by Paramount with the SEC, which form can be accessed here.

When should I tender my shares?

- The sooner you tender your shares the better. The tender offer is scheduled to expire at 5:00 p.m., New York City time, on February 20, 2026, which date may be extended by Paramount.

Can I revoke my tender if I change my mind?

- Yes. You may withdraw your previously tendered shares at any time before the expiration date. Generally, following the expiration, all tendered shares are irrevocable. However, if Paramount has not accepted the shares tendered for payment pursuant to the offer by February 9, 2026 (the first business day after the 60th day following commencement of the tender offer), you may also withdraw your previously tendered shares after such date (i.e., on or after February 10, 2026). For additional information on the limitations to and procedures for withdrawing your shares, please see the section of the Offer to Purchase entitled "*The Offer–Section 4–Withdrawal Rights,*" which can be accessed here.

Who should I call with questions about tendering my shares?

- You may direct questions and requests for assistance to Okapi. Banks and brokerage firms can call (212) 297-0720, and shareholders and all others can call toll-free (844) 343-2621. They can also be reached via email at info@okapipartners.com.

What is the Lawrence J. Ellison Revocable Trust u/a/d 1/22/88 (the "Trust")?

- Larry Ellison's Trust holds substantially all of Mr. Ellison's assets, including 1.158 billion shares of Oracle Corporation (approximate value on 12/9/25 of $257 billion).
- The Trust was formed in 1988 and, along with its many wholly owned subsidiaries, has engaged in many thousands of transactions since that time, with no intention to change the way it does business.
- The Trust has participated in multiple large-scale transactions and has been vetted by public companies and most of the largest banks in the US.
  - By way of example, the Trust backstopped a multi-billion-dollar equity investment to fund Skydance's acquisition of Paramount and funded a $1 billion investment in Twitter's take-private (which was advised by Wachtell, Lipton, Rosen & Katz, WBD's legal counsel).
  - The Trust has direct banking relationships with each of the four largest US banks and six of the top ten US banks (as measured by total assets).
  - Paramount has published records confirming that the Ellison family trust owns approximately 1.16 billion shares of Oracle common stock and that all material liabilities of the Ellison family trust are publicly disclosed.
- Mr. Ellison has agreed not to revoke the Ellison family trust (which has been operating for nearly 40 years as a counterparty to numerous transactions) or adversely transfer its assets during the pendency of the transaction.

Did the Trust submit an equity backstop in support of Paramount's bid for WBD?

- Yes, the Trust submitted an equity backstop for $40.4 billion dollars.
- The paperwork submitted in the bid for WBD represents a completely customary and enforceable equity financing commitment and is identical in all material respects to the equity financing terms in the Paramount/Skydance transaction and other large leveraged buyouts (e.g., Twitter).
- Larry Ellison has also agreed to provide an irrevocable personal guarantee of $40.4 billion of the equity financing for the offer and any damages claims against Paramount.
- Mr. Ellison has agreed not to revoke the Ellison family trust (which has been operating for nearly 40 years as a counterparty to numerous transactions) or adversely transfer its assets during the pendency of the transaction.
- Paramount has published records confirming that the Ellison family trust owns approximately 1.16 billion shares of Oracle common stock and that all material liabilities of the Ellison family trust are publicly disclosed.

Is Larry Ellison guaranteeing the equity financing for Paramount's offer for WBD?

- Yes, Larry Ellison has agreed to provide an irrevocable personal guarantee of $40.4 billion of the equity financing for the offer and any damages claims against Paramount.
- Mr. Ellison has agreed not to revoke the Ellison family trust (which has been operating for nearly 40 years as a counterparty to numerous transactions) or adversely transfer its assets during the pendency of the transaction.
- Paramount has published records confirming that the Ellison family trust owns approximately 1.16 billion shares of Oracle common stock and that all material liabilities of the Ellison family trust are publicly disclosed.

Should Discovery Global trade in line with Versant (Comcast's spinoff)?

- As noted in our press release issued on January 8, 2026, the trading performance of Versant, the closest comparable for Global Linear Networks, illustrates a challenged path ahead for Discovery Global.
- Shares of Versant closed at $32.44 per share on January 21, 2026, implying an enterprise value to one-year forward EBITDA multiple of 3.6x to 3.9x based on Versant management's guidance of $1,850 million – $2,000 million of 2026E EBITDA. In contrast, WBD's advisors selected a valuation range of 4.5x to 5.5x 2026E EBITDA for Global Linear Networks in their public comparables valuation analysis, over a 1.0x premium to Versant at the midpoint.
- The analysis in the January 8 press release shows that if Discovery Global were to trade in-line with Versant, it would have no equity value. For several reasons, however, we expect that Discovery Global would ultimately trade at a discount to Versant. First, we had estimated Discovery Global as having materially higher leverage (approximately 4.0x net leverage) compared to Versant (approximately 1.25x net leverage) — the WBD Board has recently announced an even higher amount than we expected ($17.0 billion as of June 30, 2026, with decreases over time to $16.1 billion as of December 31, 2026 vs. our estimated $15.1 billion). Second, Versant has significantly greater exposure to live news and sports programming — which we believe represents the highest-value category within pay television — accounting for approximately 62% of Versant's audience vs. approximately 20% for WBD., underpinned by Versant's robust portfolio of sports rights, whereas WBD lost its anchor NBA rights in 2025 and likely faces limited capacity to reinvest in marquee sports given its higher leverage. Third, Versant owns a meaningful portfolio of higher-growth digital assets, including GolfNow, Rotten Tomatoes and Fandango, whereas Discovery Global's only major digital asset is Bleacher Report.
- Applying Versant's trading multiple on January 21, 2026, using the midpoint of Versant's management guidance for 2026E EBITDA ($1.85 – $2.00 billion), and $3.9 billion of next twelve months EBITDA (consistent with the Warner Bros. Board's estimate of $4.6 billion of EBITDA in 2026E and $3.6 billion of EBITDA in 2027E) for Discovery Global as of the estimated Warner Bros. Separation completion date (Q3 2026) based on Wall Street consensus estimates, Paramount estimates an implied equity value of $0.00 per share for Discovery Global, after giving effect to approximately $15 billion of net debt (which has been disclosed at the higher amount of $17.0 billion as of June 30, 2026, decreasing over time to $16.1 billion as of December 31, 2026) to be allocated to the Discovery Global business.

What is included in the $6 billion+ run-rate cost synergy target?

- We are very focused on maintaining the creative engines of the combined company.
- Our synergies estimate is driven by duplicative operations across all aspects of the business – specifically, back office, finance, corporate, legal, technology, infrastructure and real estate.
- Our content savings estimate reflects only a <10% reduction of combined spend, none of which is derived from film/TV studios. As we have mentioned several times, we do not plan to reduce theatrical output – **we intend to grow our slate to over 30 films each year**. Instead, we expect to make smarter decisions about licensing across linear networks and streaming.
- On a combined basis, **we still expect to lead the industry in content spending (~$35 billion annually vs. Netflix's publicly announced expectation of ~$18 billion for 2025).**
- It is important to note that context matters. Because it is only buying part of WBD, Netflix's $2-3 billion announced synergy target in its transaction does **not** include any savings from Global Networks – WBD's largest segment by SG&A in 2024 ($2.8 billion, vs. $2.4 billion in Studios and $2.2 billion in Streaming). **The suggestion that Paramount's plan relies on deeper job cuts than Netflix's is not supported by any facts.**

Why do you believe you have a faster and cleaner path to regulatory approval?

- Paramount's offer not only delivers greater value and certainty, but also a much shorter and more certain path to completion. To underscore our confidence, we have already filed for Hart-Scott-Rodino approval in the United States and announced the case to the European Commission and the UK CMA, opening the path to pre-notification discussions.
- In contrast, we believe Netflix faces a long road through multiple protracted regulatory reviews across the globe, as its anticompetitive proposed transaction would entrench its dominance with an over 40% combined share of global Subscription Video on Demand subscribers, amongst other issues.

Netflix has noted they only have 7-8% of total TV viewing time as compared to YouTube's 13% of U.S.-total viewing time. Warner Bros. Discovery has reported approximately 5%. Does this address any concerns about combining the two companies?

- No. Total TV viewing time is not a relevant metric from an antitrust perspective. Viewing time is relevant in an ad-driven market. But Netflix generates less than 10% of its revenue from ads. Its real business is video streaming subscriptions. That is what defines its market and where antitrust regulators will focus.
- Within the subscription market, consumers choose between Netflix, Amazon+, Disney+, Paramount+, Apple TV, and HBO Max, among others. Those are substitutable services all offering premium, long-form TV and films. The competition between these services keeps Netflix from raising its prices too high and keeps Netflix paying fair prices to creators and talent for new TV and film projects.
- YouTube's short-form, user-generated videos are undoubtedly popular, as are TikTok, Instagram, X, Snapchat, Twitch and video games. But those are not substitutable services for Netflix. They don't impose price discipline on Netflix, they don't compete to buy TV shows and films against Netflix, and this means that they aren't relevant to an antitrust review of a Netflix acquisition of WBD.
- A combined Netflix-WBD would so dominate subscription streaming that it would gain the market power to raise prices with little or no fear of losing subscribers, while underpaying creators and talent with little or no fear of those projects going to competitor services. That's exactly the kind of harm antitrust law guards against, which is why we expect regulators in the US and elsewhere will block the proposed deal were it to move forward.

Why do you believe WBD's Global Networks "stub" should be valued at $0.00-0.50?

- Paramount's analysis values Discovery Global at $0.00-0.50 per share. Applying Versant's trading multiple on January 21, 2026, using the midpoint of Versant's management guidance for 2026E EBITDA ($1.85 – $2.00 billion), and $3.9 billion of next twelve months EBITDA (consistent with the Warner Bros. Board's estimate of $4.6 billion of EBITDA in 2026E and $3.6 billion of EBITDA in 2027E) for Discovery Global as of the estimated Warner Bros. Separation completion date (Q3 2026) based on Wall Street consensus estimates, Paramount estimates an implied equity value of $0.00 per share for Discovery Global, after giving effect to approximately $15 billion of net debt (which has been disclosed at the higher amount of $17.0 billion as of June 30, 2026, decreasing over time to $16.1 billion as of December 31, 2026) to be allocated to the Discovery Global business.
- While this results in a fundamental value for Discovery Global of $0.00 per share, for illustrative purposes, we acknowledge the theoretical possibility that Discovery Global could trade with up to ~$0.50 per share of embedded M&A option value. While Discovery Global would have no equity value if the company trades in-line with Versant, there are in fact several compelling reasons why it should trade at a discount to Versant. First and foremost, Discovery Global will likely be significantly more leveraged. In addition, Discovery Global's financial performance lags Versant on both a historical and projected basis, likely as a result of its less attractive portfolio.

You're reportedly targeting up to $6B in cost savings if you acquire WBD. How much of that do you attribute to job reductions?

- First of all, our priority is to build a vibrant, healthy business and industry – one that supports Hollywood and creatives, benefits consumers, encourages competition, and strengthens the overall job market. While some redundancies may occur, they are not the driving force behind our efficiency efforts.
- If you look at the Paramount/Skydance merger, the vast majority of synergies have been achieved through operational efficiencies, not layoffs – by eliminating backend functions, consolidating systems, optimizing real estate holdings, and improving front-end workflows. We anticipate this will be the same if we combine with Warner Bros. Discovery.
- Our content savings estimate reflects only a <10% reduction of combined spend, none of which is derived from film/TV studios. As we have mentioned several times, we do not plan to reduce theatrical output – we intend to grow our combined (Paramount/WBD) slate to over 30 films each year. Instead, we expect to make smarter decisions about licensing across linear networks and streaming. On a combined basis, we still expect to lead the industry in content spending (~$35 billion annually vs. Netflix's publicly announced expectation of ~$18 billion for 2025).
- Further, it is important to note that context matters. Because it is only buying part of WBD, Netflix's $2-3 billion announced synergy target in its transaction does not include any savings from Discovery Global – WBD's largest segment by SG&A in 2024 ($2.8 billion, vs. $2.4 billion in Studios and $2.2 billion in Streaming). **The suggestion that Paramount's plan relies on deeper job cuts than Netflix's is not supported by any facts.**

Why does your financing need an equity backstop?

- Paramount's offer is not subject to any financing condition and will be financed by $41 billion of new committed equity backstopped by the Ellison Family Trust and RedBird Capital Partners, as well as $54 billion of debt commitments from Bank of America, Citibank, and Apollo.
- The equity backstop – an underwriting structure ubiquitous in finance – guarantees the financing is available at closing because it is backed by more than $250 billion of assets in Larry Ellison's trust.
- Larry Ellison has also agreed to provide an irrevocable personal guarantee of $40.4 billion of the equity financing for the offer and any damages claims against Paramount.
- The Ellison family trust, which contains over $250 billion of assets (more than 6x the equity funding commitment) including approximately 1.16 billion Oracle shares and tens of billions of dollars in other assets. This information is publicly available; and, notably, the trust has been a counterparty in other completed public company transactions including for Twitter, which involved one of WBD's advisors. In fact, the equity commitment papers submitted to WBD were identical in all material respects to commitments that the advisors to WBD had agreed to in other large transactions such as Twitter and Electronic Arts.

BUILDING A STRONGER HOLLYWOOD

CONTACT US

Media Contacts:

Paramount
Melissa Zukerman: msz@paramount.com
Laura Watson: Laura.watson@paramount.com

Brunswick Group
ParamountSkydance@brunswickgroup.com

Gagnier Communications
Dan Gagnier: dg@gagnierfc.com

Investor Contacts:

Paramount
Kevin Creighton: Kevin.Creighton@paramount.com
Logan Thomas: Logan.Thomas@paramount.com

Okapi Partners
(212) 297-0720
Toll-Free: (844) 343-2621
info@okapipartners.com

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DISCLAIMER

Cautionary Note Regarding Forward-Looking Statements

This communication contains both historical and forward-looking statements, including statements related to Paramount Skydance Corporation's ("Paramount") future financial results and performance, potential achievements, anticipated reporting segments and industry changes and developments. All statements that are not statements of historical fact are, or may be deemed to be, "forward-looking statements". Similarly, statements that describe Paramount's objectives, plans or goals are or may be forward-looking statements. These forward-looking statements reflect Paramount's current expectations concerning future results and events; generally can be identified by the use of statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee," "likely," "will," "may," "could," "estimate" or other similar words or phrases; and involve known and unknown risks, uncertainties and other factors that are difficult to predict and which may cause Paramount's actual results, performance or achievements to be different from any future results, performance or achievements expressed or implied by these statements. These risks, uncertainties and other factors include, among others: the outcome of the tender offer by Paramount and Prince Sub Inc. (the "Tender Offer") to purchase for cash all of the outstanding Series A common stock of Warner Bros. Discovery, Inc. ("WBD") or any discussions between Paramount and WBD with respect to a possible transaction (including, without limitation, by means of the Tender Offer, the "Potential Transaction"), including the possibility that the Tender Offer will not be successful, that the parties will not agree to pursue a business combination transaction or that the terms of any such transaction will be materially different from those described herein; the conditions to the completion of the Potential Transaction or the previously announced transaction between WBD and Netflix, Inc. ("Netflix") pursuant to the Agreement and Plan of Merger, dated December 4, 2025 (as it may be amended or supplemented), among Netflix, Nightingale Sub, Inc., WBD and New Topco 25, Inc. (the "Proposed Netflix Transaction"), including the receipt of any required stockholder and regulatory approvals for either transaction, the proposed financing for the Potential Transaction, the indebtedness Paramount expects to incur in connection with the Potential Transaction and the total indebtedness of the combined company; the possibility that Paramount may be unable to achieve expected synergies and operating efficiencies within the expected timeframes or at all and to successfully integrate the operations of WBD with those of Paramount, and the possibility that such

integration may be more difficult, time-consuming or costly than expected or that operating costs and business disruption (including, without limitation, disruptions in relationships with employees, customers or suppliers) may be greater than expected in connection with the Potential Transaction; risks related to Paramount's streaming business; the adverse impact on Paramount's advertising revenues as a result of changes in consumer behavior, advertising market conditions and deficiencies in audience measurement; risks related to operating in highly competitive and dynamic industries, including cost increases; the unpredictable nature of consumer behavior, as well as evolving technologies and distribution models; risks related to Paramount's decisions to make investments in new businesses, products, services and technologies, and the evolution of Paramount's business strategy; the potential for loss of carriage or other reduction in or the impact of negotiations for the distribution of Paramount's content; damage to Paramount's reputation or brands; losses due to asset impairment charges for goodwill, intangible assets, FCC licenses and content; liabilities related to discontinued operations and former businesses; increasing scrutiny of, and evolving expectations for, sustainability initiatives; evolving business continuity, cybersecurity, privacy and data protection and similar risks; content infringement; domestic and global political, economic and regulatory factors affecting Paramount's businesses generally, including tariffs and other changes in trade policies; the inability to hire or retain key employees or secure creative talent; disruptions to Paramount's operations as a result of labor disputes; the risks and costs associated with the integration of, and Paramount's ability to integrate, the businesses of Paramount Global and Skydance Media, LLC successfully and to achieve anticipated synergies; volatility in the prices of Paramount's Class B Common Stock; potential conflicts of interest arising from Paramount's ownership structure with a controlling stockholder; and other factors described in Paramount's news releases and filings with the Securities and Exchange Commission (the "SEC"), including but not limited to Paramount's most recent Annual Report on Form 10-K and Paramount's reports on Form 10-Q and Form 8-K. There may be additional risks, uncertainties and factors that Paramount does not currently view as material or that are not necessarily known. The forward-looking statements included in this communication are made only as of the date of this report, and Paramount does not undertake any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances.

Additional Information

This communication does not constitute an offer to buy or a solicitation of an offer to sell securities. This communication relates to a proposal that Paramount has made for an acquisition of WBD, the Tender Offer that Paramount, through Prince Sub Inc., its wholly owned subsidiary, has made to WBD stockholders, and Paramount's intention to solicit proxies against the Proposed Netflix Transaction and other proposals to be voted on by WBD stockholders at the special meeting of WBD stockholders to be held to approve the Proposed Netflix Transaction (the "Netflix Merger Solicitation") and/or for use at the WBD annual meeting of stockholders. The Tender Offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to purchase, the letter of transmittal and other related offer documents), filed with the SEC on December 8, 2025. These materials, as may be amended from time to time, contain important information, including the terms and conditions of the offer. Subject to future developments, Paramount (and, if a negotiated transaction is agreed, WBD) may file additional documents with the SEC. This communication is not a substitute for any proxy statement, tender offer statement, or other document Paramount and/or WBD may file with the SEC in connection with the Potential Transaction.

Paramount, Prince Sub Inc. and the other participants in the Netflix Merger Solicitation have filed a preliminary proxy statement and the accompanying BLUE proxy card with the SEC on January 22, 2026 in connection with the Netflix Merger Solicitation (the "Special Meeting Preliminary Proxy Statement"). Paramount expects to file a definitive proxy statement and the accompanying proxy card with the SEC in connection with the Netflix Merger Solicitation and may file other proxy solicitation materials in connection therewith or the annual meeting of WBD stockholders, or other documents with the SEC.

PARAMOUNT STRONGLY ADVISES ALL STOCKHOLDERS OF WBD TO READ THE SPECIAL MEETING PRELIMINARY PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATED TO THE PARTICIPANTS. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, PARAMOUNT AND THE OTHER PARTICIPANTS IN SUCH PROXY SOLICITATIONS WILL PROVIDE COPIES OF THE APPLICABLE PROXY STATEMENTS WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO THE APPLICABLE PROXY SOLICITOR.

Participants in the Solicitation

The participants in the Netflix Merger Solicitation are expected to be Paramount, Prince Sub Inc., certain directors and executive officers of Paramount and Prince Sub Inc., Lawrence Ellison, RedBird Capital Management and The Lawrence J. Ellison Revocable Trust, u/a/d 1/22/88, as amended. Additional information about the participants in the Netflix Merger Solicitation is available in the Special Meeting Preliminary Proxy Statement.